Exhibit 99.1

Sogou Announces Fourth Quarter and Full Year 2017 Results

BEIJING, China, January 29, 2018 — Sogou Inc. (NYSE: SOGO) (“Sogou” or “the Company”), an innovator in search and a leader in China’s internet industry, today announced its unaudited financial results for the fourth quarter and full year 2017, ended December 31, 2017.

Fourth Quarter 2017 Highlights

•                  Total revenues were $277.8 million, an increase of 62% year-over-year.

•                  Net income attributable to Sogou Inc. was $15.5 million, a 44% increase year-over-year. Non-GAAP net income attributable to Sogou Inc. was $37.9 million, an 80% increase year-over-year.

Full Year 2017 Highlights

•                  Total revenues were $908.4 million, an increase of 38% year-over-year.

•                  Net income attributable to Sogou Inc. was $82.2 million, an increase of 46% from 2016. Non-GAAP net income attributable to Sogou Inc. was $105.9 million, an increase of 54% from 2016.

•                  Joe Zhou appointed as the Company’s chief financial officer, effective January 22, 2018.

“We are really pleased to post a strong set of results in the fourth quarter,” said Xiaochuan Wang, CEO of Sogou. “Driven by our focus on innovating and applying our AI technology, we continued to differentiate our core suite of products and achieved strong growth across our key metrics. In December, our search market share by mobile queries expanded to 18.2%, adding three percentage points since March 2017. This consolidated Sogou’s position as China’s second-largest search engine. The Sogou Mobile Keyboard similarly recorded strong growth, with daily active users reaching 330 million in December, up 46% year-over-year, solidifying its position as the No. 3 mobile app by DAU in China.”

Mr. Wang added, “Through the course of 2017, we made significant advancements in our AI capabilities that are centered on natural language processing, with major breakthroughs in voice, translation and Q&A. Looking forward, we will continue to leverage AI technology to empower the continuous innovation of Sogou Search and Sogou Mobile Keyboard.”

Joe Zhou, CFO of Sogou, said, “We are pleased with our financial performance in the fourth quarter. Mobile search traffic growth, combined with continued improvements in monetization, drove a 62% year-over-year increase in fourth-quarter revenues. While we continued to invest in expanding our R&D capabilities, our prudent financial management enabled us to post an 80% increase in non-GAAP net income. The strength of our fundamentals, along with $1 billion of cash on hand following the recent capital infusion, give us the platform to expand investments in AI and our core product offerings. We look forward to continued financial growth through 2018.”

1 Non-GAAP results exclude share-based compensation expense. Explanation of the Company’s non-GAAP financial measures and related reconciliations to GAAP financial measures are included in the accompanying “Non-GAAP Disclosure” and “Reconciliations of Non-GAAP Results of Operation Measures to the Nearest Comparable GAAP Measures.”

Fourth Quarter 2017 Financial Results

Total revenues were $277.8 million, a 62% increase year-over-year.

•                  Search and search-related revenues were $247.2 million, a 62% increase year-over-year. The increase was primarily due to strong growth in auction-based pay-for-click services, driven by healthy traffic growth and improved monetization in mobile search. Auction-based pay-for-click services accounted for 83.7% of search and search-related revenues, compared to 78.1% in the corresponding period in 2016.

•                  Other revenues were $30.6 million, a 61% increase year-over-year. The growth was primarily due to increased revenues from Internet value-added services (or “IVAS”) and sales of smart hardware products.

Cost of revenues was $134.2 million, a 59% increase year-over-year. Traffic acquisition cost, a primary driver of cost of revenues, was $88.9 million, a 62% increase year-over-year, representing 32.0% of total revenues, compared to 32.1% in the corresponding period in 2016.

Gross profit was $143.6 million, a 65% increase year-over-year. Non-GAAP gross profit was $144.1 million, a 65% increase year-over-year.

Total operating expenses were $123.1 million, a 41% increase year-over-year.

•                  Research and development expenses were $61.3 million, a 64% increase year-over-year, representing 22.1% of total revenues, compared to 21.7% in the corresponding period in 2016. The increase was primarily due to an increase in share based compensation expense and salary and benefits expenses as well as outsourced product development fees, reflecting our continued efforts to strengthen our AI capabilities.

•                  Sales and marketing expenses were $50.2 million, a 24% increase year-over-year, representing 18.1% of total revenues, compared to 23.5% in the corresponding period in 2016. The increase was attributable to increased marketing and promotional spend for our mobile products.

•                  General and administrative expenses were $11.6 million, a 23% increase year-over-year, representing 4.2% of total revenues, compared to 5.5% in the corresponding period in 2016. The increase was primarily due to an increase in salary and benefits expenses and professional service fees.

Operating income was $20.5 million, compared to $0.1 million in the corresponding quarter of 2016. Non-GAAP operating income was $42.9 million, compared to $10.4 million in the corresponding quarter of 2016.

Income tax expense was $6.8 million, compared to an income tax benefit of $4.5 million in the corresponding quarter of 2016. The increase in income tax expense was primarily due to an increase in taxable income, and a relatively smaller tax benefit related to the preferential tax rate of one of the Company’s subsidiaries that is qualified as a “Key National Software Enterprise.”

Net income attributable to Sogou Inc. was $15.5 million, a 44% increase year-over-year. Non-GAAP net income attributable to Sogou Inc. was $37.9 million, an 80% increase year-over-year.

Basic and diluted earnings per ADS were $0.04. Non-GAAP basic earnings per ADS were $0.11, and non-GAAP diluted earnings per ADS were $0.10.

As of December 31, 2017, the Company had cash and cash equivalents and short-term investments of $1.0 billion, compared with $286.1 million as of December 31, 2016.  The increase was primarily related to capital raised in the Initial Public Offering that was completed on November 13, 2017.  Net operating cash inflow for the fourth quarter of 2017 was $39.5 million. Capital expenditures for the fourth quarter of 2017 were $9.6 million.

Full Year 2017 Financial Results

Total revenues were $908.4 million, a 38% increase from 2016.

•                  Search and search-related revenues were $801.6 million, a 34% increase from 2016. The increase was primarily due to solid growth in auction-based pay-for-click services, which accounted for 83.0% of search and search-related revenues, compared to 77.6% in 2016.

•                  Other revenues were $106.8 million, a 69% increase from 2016. The growth was primarily due to increased revenues from Internet value-added services (or “IVAS”) and sales of smart hardware products.

Cost of revenues was $457.4 million, a 51% increase from 2016. Traffic acquisition cost, a primary driver of cost of revenues, increased by 50% to $303.6 million, representing 33.4% of total revenues compared to 30.7% in 2016.

Gross profit was $451.0 million, a 26% increase from 2016. Non-GAAP gross profit was $451.5 million, a 26% increase from 2016.

Total operating expenses were $357.1 million, a 25% increase from 2016.

•                  Research and development expenses were $172.8 million, a 25% increase from 2016, representing 19.0% of total revenues compared to 21.0% in 2016.

•                  Sales and marketing expenses were $156.4 million, a 27% increase from 2016, representing 17.2% of total revenues compared to 18.6% in 2016.

•                  General and administrative expenses were $27.9 million, a 13% increase from 2016, representing 3.1% of total revenues compared to 3.7% in 2016.

Operating income was $93.9 million, a 31% increase from 2016. Non-GAAP operating income was $117.6 million, a 39% increase from 2016.

Income tax expense was $14.4 million, compared to $27,000 in 2016. The increase was primarily due to an increase in taxable income, and a relatively smaller tax benefit related to the preferential tax rate of one of the Company’s subsidiaries that is qualified as a “Key National Software Enterprise.”

Net income attributable to Sogou Inc. was $82.2 million, an increase of 46% from 2016. Non-GAAP net income attributable to Sogou Inc. was $105.9 million, an increase of 54% from 2016.

Basic earnings per ADS were $0.22 and diluted earnings per ADS were $0.20. Non-GAAP basic earnings per ADS were $0.32 and non-GAAP diluted earnings per ADS were $0.29.

Recent Development

On January 19, 2018, Sogou announced the appointment of Joe Zhou as the Company’s chief financial officer, effective January 22, 2018. James Deng, Sogou’s previous CFO, who joined the Company in July 2017 to help guide Sogou through its initial public offering, will remain a financial advisor to the Company for six months in order to ensure a smooth transition, and will resume his former role at Sohu.com Inc., Sogou’s controlling shareholder.

Business Outlook

For the first quarter of 2018, Sogou expects total revenues to range from $218 million to $228 million, representing a 35% to 41% increase year-over-year.

For the first quarter 2018 guidance, the Company has adopted a presumed exchange rate of RMB 6.60 = $1.00, as compared with the actual exchange rate of approximately RMB6.88 = $1.00 for the first quarter of 2017, and RMB 6.61 = $1.00 for the fourth quarter of 2017.

Non-GAAP Disclosure

To supplement the unaudited consolidated financial information prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”), Sogou’s management uses non-GAAP measures of gross profit, gross margin, and net income that are adjusted from results based on GAAP to exclude the impact of share-based awards. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results.

Sogou’s management believes that excluding share-based compensation expense is useful for management’s internal operating purposes and for investors. The amount of share-based compensation expense cannot be anticipated by management, and these expenses are not built into the Company’s annual budgets and quarterly forecasts, which generally will be the basis for information Sogou provides to analysts and investors as guidance for future operating performance. As share-based compensation expense does not involve subsequent cash outflow, Sogou does not factor in this expense when evaluating and approving expenditures or when determining the allocation of its resources to its business operations. As a result, in general, the Company’s monthly financial results for internal reporting and any performance measures for commissions and bonuses are based on these non-GAAP financial measures that exclude share-based compensation expense.

The non-GAAP financial measures are provided to enhance investors’ overall understanding of Sogou’s current financial performance and prospects for the future. A limitation of using non-GAAP gross profit, gross margin, and net income measures that exclude share-based compensation expense is that share-based compensation expense has been and is likely to continue to be a significant recurring expense in the Company’s business. In order to mitigate these limitations, the Company has provided specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables include details on the reconciliation between GAAP financial measures that are most directly comparable to the non-GAAP financial measures the Company has presented.

Safe Harbor Statement

This announcement contains forward-looking statements. It is currently expected that the Business Outlook will not be updated until release of Sogou’s next quarterly earnings announcement. However, Sogou reserves the right to update its Business Outlook at any time for any reason. Statements that are not historical facts, including statements about Sogou’s and Sogou management’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates, and projections, which involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, intense competition in the market for search and search-related services; our need to continually innovate and adapt in order to grow our business; our reliance on Tencent platforms for a significant portion of our user traffic; and uncertainty regarding the extent and reach of PRC governmental regulation of sponsored search. Further information regarding these and other risks is included in Amendment No. 2 to Sogou’s Registration Statement on Form F-1 (Registration No. 333-220928) filed with the Securities and Exchange Commission on November 6, 2017, and other documents Sogou files with or submits to the Securities and Exchange Commission.

Conference Call and Webcast

Sogou’s management team will host a conference call at 7:30am U.S. Eastern Time, (8:30pm Beijing/Hong Kong time) on January 29, 2018, following the quarterly and fiscal year results announcement.

The dial-in details for the live conference call are:

U.S. Toll Free: 1-888-346-8982

Mainland China: 400-1201203 (Toll Free);

Hong Kong: 800-905945 (Toll Free); +852-301-84992 (Local Toll)

International: +1-412-902-4272

Please dial in 10 minutes before the call is scheduled to begin. When prompted, ask to be connected to the Sogou Inc. call.

A live webcast and archive of the conference call will be available on the Investor Relations section of Sogou’s website at http://ir.sogou.com.

About Sogou

Sogou Inc. (NYSE: SOGO) is an innovator in search and a leader in China’s internet industry. With a mission to make it easy to communicate and get information, Sogou has grown to become the second largest search engine by mobile queries and the fourth largest internet company by MAU in China. Sogou has a wide range of innovative products and services including the Sogou Input Method, which is the largest Chinese language input software for both mobile and PC. Sogou is also at the forefront of AI development and has made significant breakthroughs in voice and image technologies, machine translation, and Q&A, which have been successfully integrated into our products and services.

For investor enquiries, please contact:

Jessie Zheng

Sogou Investor Relations

Tel: +86 10 5689 8068

Email: zhengyan@sogou-inc.com

For media enquiries, please contact:

Rachael Layfield

Brunswick Group

Tel: +86 10 5960-8600

Email: sogou@brunswickgroup.com

SOGOU INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED, IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

	Three Months Ended			Twelve Months Ended
	Dec. 31, 2017	Sep. 30, 2017	Dec. 31, 2016	Dec. 31, 2017	Dec. 31, 2016
Revenues:
Search and search-related advertising revenues	$247,140	$225,590	$152,512	$801,551	$597,213
Other revenues	30,645	31,755	19,067	106,806	63,195
Total revenues	277,785	257,345	171,579	908,357	660,408
Cost of revenues(1)	134,183	130,299	84,339	457,401	302,736
Gross profit	143,602	127,046	87,240	450,956	357,672
Operating expenses:
Research and development(1)	61,263	40,309	37,297	172,829	138,364
Sales and marketing(1)	50,208	44,798	40,347	156,420	123,119
General and administrative(1)	11,632	6,246	9,493	27,821	24,567
Total operating expenses	123,103	91,353	87,137	357,070	286,050
Operating income	20,499	35,693	103	93,886	71,622
Interest income	2,939	2,390	965	9,126	5,198
Foreign currency exchange (loss)/gain	(1,805)	(2,475)	4,527	(7,082)	5,346
Other income/(expenses), net	580	(42)	596	692	(26,027)
Income before income tax expenses	22,213	35,566	6,191	96,622	56,139
Income tax expenses/(benefits)	6,750	4,593	(4,523)	14,422	27
Net income	15,463	30,973	10,714	82,200	56,112
Net income attributable to Sogou Inc.	$15,463	$30,973	$10,714	$82,200	$56,112
Less: Dividends attributable to Preferred Shareholders	3,319	7,023	7,023	24,388	28,092
Net income attributable to ordinary shareholders	$12,144	$23,950	$3,691	$57,812	$28,020
Weighted average number of ordinary shares outstanding—basic	314,977	238,691	237,277	257,173	236,167
Weighted average number of ordinary shares outstanding—diluted	337,263	270,759	271,353	287,305	270,243
Net income per ordinary share—basic	$0.04	$0.10	$0.02	$0.22	$0.12
Net income per ordinary share—diluted	$0.04	$0.09	$0.01	$0.20	$0.11
Net income per ADS—basic	$0.04	$0.10	$0.02	$0.22	$0.12
Net income per ADS—diluted	$0.04	$0.09	$0.01	$0.20	$0.11

(1) Share-based compensation expense included in:
Cost of revenues	$535	$—	$168	$540	$171
Research and development	15,239	309	4,330	16,470	5,615
Sales and marketing	4,234	7	1,661	4,299	1,816
General and administrative	2,407	—	4,157	2,414	5,259
	$22,415	$316	$10,316	$23,723	$12,861

SOGOU INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED, IN THOUSANDS)

	As of December 31,
	2017	2016
ASSETS
Current assets:
Cash and cash equivalents	$694,207	$286,078
Short-term investments	339,006	—
Accounts receivable, net	69,967	40,532
Prepaid and other current assets	15,091	6,835
Due from related parties	2,971	26,479
Total current assets	1,121,242	359,924
Long-term investments	30,152	22,585
Fixed assets, net	139,209	117,022
Goodwill	5,908	5,565
Intangible assets, net	1,328	2,478
Deferred tax assets, net	15,006	10,312
Other assets	8,191	6,932
Total assets	$1,321,036	$524,818
LIABILITIES
Current liabilities:
Accounts payable	$73,018	$47,501
Accrued and other short-term liabilities	164,269	131,651
Receipts in advance	66,199	59,574
Accrued salary and benefits	29,719	22,794
Taxes payable	56,481	12,336
Due to related parties	23,109	84,700
Total current liabilities	412,795	358,556
Total liabilities	$412,795	$358,556

MEZZANINE EQUITY
Total mezzanine equity	$—	$244,404
SHAREHOLDERS’ (DEFICIT)/EQUITY
Sogou Inc. shareholders’ equity/(deficit)	908,241	(78,142)
Total shareholders’ equity/(deficit)	908,241	(78,142)
Total liabilities, mezzanine equity and shareholders’ equity/(deficit)	$1,321,036	$524,818

SOGOU INC.

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATION MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

(UNAUDITED, IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

	Three Months Ended Dec.31, 2017			Three Months Ended Sep.30, 2017			Three Months Ended Dec.31, 2016
		Non-GAAP			Non-GAAP			Non-GAAP
	GAAP	Adjustments	Non-GAAP	GAAP	Adjustments	Non-GAAP	GAAP	Adjustments	Non-GAAP
Gross profit	$143,602	$535	$144,137	$127,046	$—	$127,046	$87,240	$168	$87,408

Gross margin	52%		52%	49%		49%	51%		51%

Operating expenses	$123,103	$(21,880)	$101,223	$91,353	$(316)	$91,037	$87,137	$(10,148)	$76,989

Operating Profit	$20,499	$22,415	$42,914	$35,693	$316	$36,009	$103	$10,316	$10,419

Operating margin	7%		15%	14%		14%	—		6%

Income tax expenses/(benefits)	$6,750	$—	$6,750	$4,593	$—	$4,593	$(4,523)	$—	$(4,523)

Net income	$15,463	$22,415	$37,878	$30,973	$316	$31,289	$10,714	$10,316	$21,030

Net income attributable to Sogou Inc.	$15,463	$22,415	$37,878	$30,973	$316	$31,289	$10,714	$10,316	$21,030

Net margin attributable to Sogou Inc.	6%		14%	12%		12%	6%		12%

SOGOU INC.

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATION MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

(UNAUDITED, IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

	Twelve Months Ended Dec.31, 2017			Twelve Months Ended Dec.31, 2016
		Non-GAAP			Non-GAAP
	GAAP	Adjustments	Non-GAAP	GAAP	Adjustments	Non-GAAP
Gross profit	$450,956	$540	$451,496	$357,672	$171	$357,843

Gross margin	50%		50%	54%		54%

Operating expenses	$357,070	$(23,183)	$333,887	$286,050	$(12,690)	$273,360

Operating Profit	$93,886	$23,723	$117,609	$71,622	$12,861	$84,483

Operating margin	10%		13%	11%		13%

Income tax expense	$14,422	$—	$14,422	$27	$—	$27

Net income	$82,200	$23,723	$105,923	$56,112	$12,861	$68,973

Net income attributable to Sogou Inc.	$82,200	$23,723	$105,923	$56,112	$12,861	$68,973

Net margin attributable to Sogou Inc.	9%		12%	8%		10%

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